February 6, 2013

VIA EDGAR (Correspondence Filing)

Michelle Roberts

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Roberts:

On November 30, 2012, Northern Lights Variable Trust (the “Registrant”), on behalf of the CAM Hedge VIT Fund (the “Portfolio”), a series of the Registrant, filed Post-Effective Amendment No. 71 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On January 14, 2013, you provided oral comments on behalf of the staff of the Securities and Exchange Commission (the "Staff").  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Your comments are set forth below and each is followed by the Registrant’s response.

The Registrant has attached a revised version of the prospectus that reflects edits made in response to your comments.

General

1.

The filing contained certain bracketed or missing information.  Please confirm that all bracketed and missing items will be supplied by an amendment.

Response:

The Registrant confirms that any brackets will be removed prior to, and missing information will be included in, a 485(b) filing.

Summary Prospectus

2.

Please delete all references to fee waivers in connection with Commerce Asset Management’s (the “Advisor”) contractual agreement to reimburse expenses of the Portfolio, as described under “Fees and Expenses of the Portfolio.”  Also, please confirm that the Advisor’s agreement to reimburse expenses will be in effect for at least one year.

Response:  The Registrant has deleted all references to fee waivers as requested.  In addition, the Registrant confirms that the Advisor’s agreement to reimburse expenses will be in effect for at least one year.

3.

The Portfolio is described in “Principal Investment Strategies” as a “fund of funds.”  This section also states that “the Portfolio may use stocks and baskets of stocks, as well as futures, options, or swaps based on published indices, including international indices.”  Please review this section and clarify as appropriate to reflect the types of securities in which the Portfolio typically invests.

Response:

The Registrant has revised the disclosure to clarify that the Portfolio invests primarily in ETFs and ETNs.

4.

Please restate the phrase “money market instruments, cash, other cash equivalents” throughout the prospectus so that it reads “cash, money market instruments, other cash equivalents.”

Response:

The Registrant has revised the disclosure as requested.

5.

The last sentence of the fourth paragraph under “Principal Investment Strategies” states that the Portfolio invests in “highly liquid instruments to collateralize its derivatives positions.” Is this disclosure meant to address asset coverage requirements associated with leveraged products?  If so, please address this point more explicitly under “Additional Information About Principal Investment Strategies and Related Risks.”  Otherwise, please explain the intent of the disclosure.

Response:

The phrase “collateralize its derivatives positions” refers to asset coverage requirements associated with leveraged products.  Therefore, the Registrant has revised the pertinent disclosure under “Additional Information About Principal Investment Strategies and Related Risks” as follows:

Under normal circumstances, the Portfolio may hold up to 60% of its portfolio in cash, money market instruments, other cash equivalents, and ETPs that invest in these and other highly liquid instruments at a given time based on the Advisor’s current analysis.  Some of the cash holdings will serve as margin or collateral for the Portfolio’s obligations under derivative transactions. The larger the value of the Portfolio’s derivative positions, as opposed to positions held in non-derivative type instruments, the more the Portfolio will be required to maintain cash and cash equivalents as margin or collateral for such derivatives.

6.

Please add the phrase “for investors to evaluate” to the end of the first sentence under “Limited History of Operations Risk” in both risk sections of the prospectus.

Response:

The Registrant has revised the disclosure as requested.

Principal Investment Strategies

7.

Please review the “Principal Investment Strategies” section and revise any unclear or ambiguous language.  Use plain English where appropriate and delete repetitive disclosures in order to streamline the presentation.  In particular, please address the following:

•

Please consider deleting the first sentence of the first paragraph or moving it to the beginning of the second paragraph in order to assist with clarity.

•

In the second paragraph, instead of making reference to “the selected universe of long/short equity hedge funds,” please refer to the HFRI Equity Hedge (Total) Index and explain what the index is (i.e., consider reorganizing the 5th paragraph into the second paragraph).  Also, please use plain English to describe what is meant by “time dependent factor approximations.”

•

In the third paragraph, please clarify what is meant by “analysis of the benchmark index’s constituent managers.”  If this is the same disclosure as found in the fifth paragraph, then redundant disclosure can be deleted.

•

Consider using the term “Portfolio’s investments” instead of “Portfolio’s portfolio.”

•

Consider whether the reference to “Sharpe ratio” in the fifth paragraph is necessary, or whether the concept can be conveyed without technical terms.

Response:  The Registrant has revised the description of the Portfolio’s principal investment strategies in order to address the Staff’s comments.  The revised disclosure states:

Principal Investment Strategies

The Advisor, subject to the oversight of the Board, has discretion on a daily basis to manage the Portfolio in accordance with the Portfolio’s investment objective and investment policies.

The Advisor seeks to achieve the Portfolio’s investment objective by investing primarily in both long and short positions in ETFs and ETNs that the Advisor believes, in the aggregate, will track the performance of the HFRI Equity Hedge (Total) Index.  The HFRI Equity Hedge (Total) Index is a non-investable index made up of approximately 1,000 individual hedge funds (generally referred to as “constituent funds”).  The index return is published monthly and is an equal weighted average of each constituent fund’s monthly return.  Based on its ongoing analysis of the performance of the constituent funds relative to the index as a whole, the Advisor anticipates that the index’s monthly average return will be less volatile than at least half of the constituent funds’ returns over time.  Therefore, by seeking returns that closely track the index, the Portfolio aims to have a superior risk adjusted return, based on relative volatility, than over half of the index’s constituents.

The Portfolio seeks to track the performance of the HFRI Equity Hedge (Total) Index by creating a portfolio that the Advisor believes closely represents the aggregate net exposures of the index’s constituent funds.  Based on its analysis of the investment strategies and returns of the constituent funds, the Advisor identifies market factors and builds a portfolio of liquid investments to gain the desired exposures.  The Advisor uses quantitative analysis, including proprietary analytics, to define and track the various market factors and relative exposures and to adjust the Portfolio’s investments as necessary. At any given time, such market factors may include country, sector, industry, market capitalization, style, and currency exposures. In seeking to achieve its investment objective, the Portfolio seeks to remain invested at all times in securities or derivatives that provide the desired exposures to such market factors.

Under normal circumstances, the Portfolio may hold up to 60% of its portfolio in cash, money market instruments, other cash equivalents, and ETPs that invest in these and other highly liquid instruments at a given time based on the Advisor’s current analysis.  Some of the cash holdings will serve as margin or collateral for the Portfolio’s obligations under derivative transactions. The larger the value of the Portfolio’s derivative positions, as opposed to positions held in non-derivative type instruments, the more the Portfolio will be required to maintain cash and cash equivalents as margin or collateral for such derivatives.

The Portfolio’s non-cash or non-derivative investments typically will consist of up to 100 ETFs and other securities. Under normal circumstances, the Portfolio’s largest or maximum investment in any single issuer, exclusive of cash or cash substitutes, will range between 5% and 10% of the Portfolio’s total investments.

Principal Risks of Investing in the Portfolio

1.

The last sentence of the first paragraph under “Principal Risk of Investing in the Portfolio” states: “The ETFs may be managed by a third-party investment adviser not affiliated with the Advisor or by the Advisor, or an affiliated party of either.”  Please disclose potential conflicts of interest that may arise as a result of investing in ETFs managed by the Advisor or its affiliates and the procedures in place to manage such conflicts.

Response:

  The Portfolio will not invest in ETFs managed by the Advisor or its affiliates.  The sentence at issue was inadvertently carried over from the prospectus of the Advisor’s similarly managed fund, described in response to comment 10 below.  Therefore, the Registrant has deleted this sentence from the prospectus.

Management of the Portfolio

2.

Please confirm that there are no material pending legal proceedings involving Quantitative Alternative Management, LLC under its current or former names.

Response:

The Registrant confirms that there are no material pending legal proceedings involving Quantitative Alternative Management, LLC under its current or former names.

3.

Please indicate if the Advisor manages any other registered investment companies (RICs) with substantially similar investment objectives and strategies to the Portfolio.  If so, please name the RIC and note that if the RIC has at least one year of performance, such performance should be included under “Related Performance Information of the Advisor.”

Response:

The Advisor is the sub-adviser to the QAM Equity Hedge ETF, a series of AdvisorShares Trust, which has substantially similar investment objectives and strategies to the Portfolio.  QAM Equity Hedge ETF was launched in August 2012 and does not yet have a one year performance history.

4.

Please clarify under “Related Performance Information of the Advisor” that the Composite is not a separate entity, but in fact represents a composite of all accounts managed in this style.

Response:

The Registrant has revised the disclosure as requested.

5.

Please confirm that the standardized SEC method will be used to calculate the Advisor’s prior performance. If the standardized SEC method will not be used, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response:

The Registrant confirms that the Advisor’s prior performance, as reflected in “Related Performance Information of the Advisor,” was calculated using the standardized SEC method.

6.

Please revise the sentence preceding the performance table to state: “The total returns of the QAM Equity Hedge Liquid Strategy Composite since its inception on  July 1,  2010 through December 31, 2012 compared with the performance of the HFRI Equity Hedge (Total) Index were:”

Response:

The Registrant has revised the disclosure as requested.

7.

Please delete the “2012 YTD” column in the performance table, since it is the same as the “1 Year” column.

Response:

The Registrant has revised the disclosure as requested.

8.

Please change the first column heading in the performance table to “Average Annual Total Return” and the last column heading to “Inception.”

Response:

The Registrant has revised the disclosure as requested.

Statement of Additional Information

9.

Please describe the substantive provisions of the compliance consulting arrangement between Northern Lights Compliance Services, LLC and the Registrant, including the compensation structure.

Response:

The Registrant has revised the disclosure as follows.

Northern Lights Compliance Services, LLC (“NLCS”), 17605 Wright Street, Suite 2, Omaha, NE 68130, an affiliate of GFS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Trust. NLCS’s compliance services consist primarily of reviewing and assessing the policies and procedures of the Trust and its service providers pertaining to compliance with applicable federal securities laws, including Rule 38a-1 under the 1940 Act.  For the compliance services rendered to the Portfolio, the Portfolio pays NLCS a one-time fee of $2,500, plus an annual fee, based on Portfolio assets, ranging from $13,500 (net assets of $50 million or less) to $31,500 (net assets over $1 billion).  The Portfolio also pays NLCS for any out-of-pocket expenses.

Part C

10.

Please update items (d)(7) and (h)(14) under Item 28 of Part C to reflect the filing of the relevant agreements for the Astor Long/Short ETF Portfolio.

Response:

The Registrant has revised the disclosure as requested.

* * *

The Registrant has authorized Thompson Hine to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter;

•

Comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and

•

The Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (614) 469-3347 with any questions or comments concerning the foregoing.

Sincerely,

/s/ Mark D. Maxwell

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